FILED PURSUANT TO RULE 424(B)(3)
File Number 333-166304
SUNGARD DATA SYSTEMS INC.
SUPPLEMENT NO. 5 TO
MARKET-MAKING PROSPECTUS DATED JUNE 18, 2010
THE DATE OF THIS SUPPLEMENT IS NOVEMBER 16, 2010
ON NOVEMBER 16, 2010, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED
CURRENT REPORT ON FORM 8-K DATED NOVEMBER 15, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): November 15, 2010
Commission file numbers:
SunGard Capital Corp. 000-53653
SunGard Capital Corp. II 000-53654
SunGard Data Systems Inc. 1-12989
SunGard® Capital Corp.
SunGard® Capital Corp. II
SunGard® Data Systems Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	20-3059890
Delaware	20-3060101
Delaware	51-0267091
(State or other Jurisdiction of Incorporation)	(IRS Employer Identification No.)
Not Applicable
(Former name or former address if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement
General
On November 16, 2010, the Company issued (i) $900,000,000 aggregate principal amount of 7 3/8% Senior Notes due 2018 (the “2018 Notes”) that mature on November 15, 2018, pursuant to an indenture, dated as of November 16, 2010 (the “2018 Indenture”), among the Company, the guarantors party thereto and The Bank of New York Mellon, as trustee and (ii) $700,000,000 aggregate principal amount of 7 5/8% Senior Notes due 2020 (the “2020 Notes” and, together with the 2018 Notes, the “Notes”), that mature on November 15, 2020, pursuant to an indenture, dated as of November 16, 2010 (the “2020 Indenture”), among the Company, the guarantors party thereto and The Bank of New York Mellon, as trustee.
The net proceeds of the issuance of the Notes were used to repurchase $963.9 million of the Company’s $1,600.0 million aggregate principal amount of 9 1/8% senior notes due 2013 (the “2013 Notes”) tendered pursuant to a tender offer launched by the Company on November 1, 2010 (the “Tender Offer”) and the related Tender Offer premium and the fees and expenses incurred in connection with the issuance of the Notes and the Tender Offer. The Company has opted to optionally redeem the remaining outstanding 2013 Notes with an aggregate principal amount of $636.1 million.
Senior Notes Due 2018
Ranking
The 2018 Notes are the Company’s senior unsecured obligations and rank equally in right of payment to all of the Company’s existing and future senior indebtedness; rank senior in right of payment to all of the Company’s existing and future senior subordinated indebtedness and subordinated indebtedness; and are effectively subordinated in right of payment to the Company’s secured indebtedness (including obligations under the senior secured credit facilities) to the extent of the value of the assets securing such indebtedness, and are structurally subordinated to all obligations of each of the Company’s existing and future subsidiaries that are not guarantors.
Optional Redemption
At any time prior to November 15, 2013, the Company may redeem all or a part of the 2018 Notes at a redemption price equal to 100% of the principal amount of the 2018 Notes redeemed plus the greater of: (1) 1.0% of the principal amount of the 2018 Notes; and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of the 2018 Notes at November 15, 2013 (as set forth in the table below), plus (ii) all required interest payments due on the 2018 Notes through November 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the 2018 Notes (as of, and accrued and unpaid interest and additional interest, if any, to the date of redemption), subject to the rights of holders of 2018 Notes on the relevant record date to receive interest due on the relevant interest payment date.
On and after November 15, 2013, the Company may redeem the 2018 Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the 2018 Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and additional interest, if any, to the applicable redemption date, subject to the right of holders of 2018 Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2013	105.531%
2014	103.688%
2015	101.844%
2016 and thereafter	100.000%

In addition, until November 15, 2013, the Company may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of 2018 Notes at a redemption price equal to 107.375% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and additional interest, if any, to the applicable redemption date, subject to the right of holders of 2018 Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings; provided that at least 50% of the sum of the aggregate principal amount of 2018 Notes originally issued under the 2018 Indenture and any additional notes issued under the 2018 Indenture after the issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such equity offering.
Change of Control
Upon the occurrence of a change of control, which is defined in the 2018 Indenture, each holder of the 2018 Notes has the right to require the Company to repurchase some or all of such holder’s 2018 Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.
Covenants
The covenants in the 2018 Indenture are substantially identical to the covenants governing the Company’s existing senior unsecured notes. The 2018 Indenture contains covenants limiting, among other things, the Company’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness, issue disqualified stock or issue certain preferred shares;

•	pay dividends and make certain distributions, investments and other restricted payments;

•	create certain liens or encumbrances;

•	sell assets;

•	enter into transactions with affiliates;

•	make certain investments;

•	limit the ability of restricted subsidiaries to make payments to us;

•	merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

Events of Default
The 2018 Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 2018 Notes to become or to be declared due and payable.
The foregoing description is qualified in its entirety by reference to the full text of the 2018 Indenture, filed as Exhibit 4.1 hereto and incorporated by reference herein.
Senior Notes due 2020
Ranking
The 2020 Notes are the Company’s senior unsecured obligations and rank equally in right of payment to all of the Company’s existing and future senior indebtedness; rank senior in right of payment to all of the Company’s existing and future senior subordinated indebtedness and subordinated indebtedness; and are effectively subordinated in right of payment to the Company’s secured indebtedness (including obligations under the senior secured credit facilities) to the extent of the value of the assets securing such indebtedness, and are structurally subordinated to all obligations of each of the Company’s existing and future subsidiaries that are not guarantors.

Optional Redemption
At any time prior to November 15, 2015, the Company may redeem all or a part of the 2020 Notes at a redemption price equal to 100% of the principal amount of the 2020 Notes redeemed plus the greater of: (1) 1.0% of the principal amount of the 2020 Notes; and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of the 2020 Notes at November 15, 2015 (as set forth in the table below), plus (ii) all required interest payments due on the 2020 Notes through November 15, 2015 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the 2020 Notes (as of, and accrued and unpaid interest and additional interest, if any, to the date of redemption), subject to the rights of holders of 2020 Notes on the relevant record date to receive interest due on the relevant interest payment date.
On and after November 15, 2015, the Company may redeem the 2020 Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the 2020 Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and additional interest, if any, to the applicable redemption date, subject to the right of holders of 2020 Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve month period beginning on November 15 of each of the years indicated below:

Year	Percentage
2015	103.813%
2016	102.542%
2017	101.271%
2018 and thereafter	100.000%
In addition, until November 15, 2013, the Company may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of 2020 Notes at a redemption price equal to 107.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and additional interest, if any, to the applicable redemption date, subject to the right of holders of 2020 Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings; provided that at least 50% of the sum of the aggregate principal amount of 2020 Notes originally issued under the 2020 Indenture and any additional notes issued under the 2020 Indenture after the issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such equity offering.
Change of Control
Upon the occurrence of a change of control, which is defined in the 2020 Indenture, each holder of the 2020 Notes has the right to require the Company to repurchase some or all of such holder’s 2020 Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.
Covenants
The covenants in the 2020 Indenture are substantially identical to the covenants governing the Company’s existing senior unsecured notes. The 2020 Indenture contains covenants limiting, among other things, the Company’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness, issue disqualified stock or issue certain preferred shares;

•	pay dividends and make certain distributions, investments and other restricted payments;

•	create certain liens or encumbrances;

•	sell assets;

•	enter into transactions with affiliates;

•	make certain investments;

•	limit the ability of restricted subsidiaries to make payments to us;

•	merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

Events of Default
The 2020 Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 2020 Notes to become or to be declared due and payable.
The foregoing description is qualified in its entirety by reference to the full text of the 2020 Indenture, filed as Exhibit 4.2 hereto and incorporated by reference herein.
Registration Rights Agreement
On November 16, 2010, the Company and the guarantors of the Notes entered into a registration rights agreement with respect to the Notes described above (the “Registration Rights Agreement”). In the Registration Rights Agreement, the Company and the guarantors of the Notes have agreed that they will (i) file one or more registration statements on an appropriate registration form with respect to a registered offer to exchange the Notes for new notes guaranteed by the guarantors on a senior unsecured basis, with terms substantially identical in all material respects to the Notes, and (ii) use their reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act of 1933, as amended.
The Company and the guarantors have agreed to use their reasonable best efforts to cause the exchange offer to be consummated or, if required, to have one or more shelf registration statements declared effective, within 360 days after the issue date of the Notes.
If the Company fails to satisfy this obligation (a “registration default”), the annual interest rate on the Notes will increase by 0.25%. The annual interest rate on the Notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. If the registration default is corrected, the applicable interest rate on such Notes will revert to the original level.
If the Company must pay additional interest, the Company will pay it to the noteholders in cash on the same dates that it makes other interest payments on the Notes, until the registration default is corrected.
The foregoing description of the Registration Rights Agreement is included to provide you with information regarding its terms. It does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 4.3 hereto and is incorporated herein by reference.
Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant
The information set forth in Item 1.01 under the captions “Senior Indenture and Senior Notes due 2018” and “Senior Indenture and Senior Notes due 2020” is incorporated by reference into this Item 2.03.
Item 8.01. Other Events
Preliminary Results for Tender of 2013 Notes
In connection with the Tender Offer, on November 15, 2010, the Company issued a press release announcing that it had elected to exercise the early settlement election described in the Offer to Purchase dated November 1, 2010, with respect to the $963.9 million aggregate principal amount of 2013 Notes that were tendered as of 5:00 p.m., New York City time, on November 15, 2010 (the “Early Tender Date”). A copy of the press release announcing the results of the tender of such notes by the Early Tender Date is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The press release attached hereto as Exhibit 99.1 shall not be deemed “filed” with the Securities Exchange Commission nor incorporated by reference in any registration statement filed by the Company under the Securities Act of 1933, as amended.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
Exhibit 4.1	Indenture, by and among the Company, the guarantors named therein and the Bank of New York Mellon, as Trustee, dated as of November 16, 2010, relating to the 2018 Notes
Exhibit 4.2	Indenture, by and among the Company, the guarantors named therein and the Bank of New York Mellon, as Trustee, dated as of November 16, 2010, related to the 2020 Notes
Exhibit 4.3	Registration Rights Agreement, dated as of November 16, 2010
Exhibit 99.1	Press Release, dated November 15, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNGARD CAPITAL CORP. SUNGARD CAPITAL CORP. II
Date: November 16, 2010	By:	/s/ Robert F. Woods
Robert F. Woods
Executive Vice President and Chief Financial Officer
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNGARD DATA SYSTEMS INC.
Date: November 16, 2010	By:	/s/ Robert F. Woods
Robert F. Woods
Senior Vice President — Finance and Chief Financial Officer